EXHIBIT 21.1

Subsidiaries of Synutra International, Inc.
Subsidiary	Jurisdiction
Synutra, Inc.	Illinois
Shengyuan Nutritional Food Co., Ltd.	China
Zhangjiakou Chahaer Dairy Co., Ltd.	China
Inner Mongolia Huiliduo Food Co., Ltd.	China
Meitek Technology (Qingdao) Co., Ltd.	China
Inner Mongolia Mengyuan Food Co., Ltd.	China
Beijing Shengyuan Huiliduo Food Technology Co., Ltd.	China
Heilongjiang Longshan Dairy Co., Ltd.	China
Unisono B.V.	Netherlands
Synutra International Company Limited	BVI
Synutra International (HK) Company Limited	Hong Kong
Global Food Trading (Shanghai) Co., Ltd.	China
Synutra France International SAS	France

Variable Interest Entity (VIE) and its subsidiary of Synutra International, Inc.

VIE/Subsidiary	Jurisdiction
Beijing Shengyuan Huimin Technology Service Co., Ltd.	China
Beijing Syclin Clinical Laboratory Co., Ltd.	China